UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           SPRECKELS INDUSTRIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   849416-20-1
                  ---------------------------------------------
                                 (CUSIP Number)


                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800

- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 11, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. |X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP NO.        849416-20-1                     PAGE    2    OF     13    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person         Lawrence E. Golub
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [X]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*                                                         PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                          [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States
- --------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                    46,667
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power               46,667
  Reporting                   __________________________________________________
  Person With                 10    Shared Dispositive Power
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person         46,667
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                      .8%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*                                                IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.        849416-20-1                     PAGE    3    OF     13    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person      Michael P. Fleischer
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [x]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*                                                         PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                          [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States
- --------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                     5,750
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                5,750
  Reporting                   __________________________________________________
  Person With                 10    Shared Dispositive Power
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person          5,750
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                       0%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*                                                IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP NO.        849416-20-1                     PAGE    4    OF     13    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person          Jonathan G. Guss
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [X]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*                                                         PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                          [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States
- --------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                     5,750
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                5,750
  Reporting                   __________________________________________________
  Person With                 10    Shared Dispositive Power
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person          5,750
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                       0%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*                                                IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP NO.        849416-20-1                     PAGE    5    OF     13    PAGES
           --------------------------                 -------     --------

1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person        Joseph F. Mazzella
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) [X]
                                                                        (b) [ ]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*                                                         PF
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required
    Pursuant to Items 2(d) or 2(e)                                          [ ]
- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States
- --------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                     1,500
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                1,500
  Reporting                   __________________________________________________
  Person With                 10    Shared Dispositive Power
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person          1,500
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [X]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                       0%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*                                                IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







CUSIP NO.      849416-20-1                                 PAGE    6    OF    13
          ---------------------                                 -------    -----


ITEM 1. SECURITY AND ISSUER

   Securities acquired:    Class A Common Stock, par value $.01 ("Common Stock")
   Issuer:                 Spreckels Industries, Inc.

   Principal Executive Offices:       6805 Morrison Boulevard
                                      Suite 450
                                      One Morrocroft Centre
                                      Charlotte, NC 28211

         Certain Common Stock reported as owned by the Reporting Persons herein are beneficially owned through ownership of currently exercisable warrants to purchase Common Stock (the "Warrants").


ITEM 2. IDENTITY AND BACKGROUND

         This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A. Information about each of the Reporting Persons, their business addresses and their principal occupations, is as set forth below.

                  (i) Lawrence E. Golub is an individual with a business address of 230 Park Avenue, New York, New York 10169. Mr. Golub is President of Golub Associates, Incorporated, a firm that provides private equity investment management and financial advisory services.

                  (ii) Joseph F. Mazzella is an individual with a business address of 101 Federal Street, Boston, Massachusetts 02110. Mr. Mazzella is a partner in the firm of Lane Altman & Owens LLP, a law firm in Boston, Massachusetts.

                  (iii) Michael P. Fleischer is an individual with a business address of Active Management Group., 47 Conrad Drive, Jackson, Tennessee. Mr. Fleischer is Chief Executive Officer of Active Management Group, Inc. ("AMG"), a firm that provides turnaround management services and which has a business address of 1418 So. 5th Street, Tacoma, Washington 98405.

                  (iv) Jonathan G. Guss is an individual with a business address of Active Management Group., 47 Conrad Drive, Jackson, Tennessee. Mr. Guss is President of Active Management Group, Inc., a firm that provides turnaround management services and which has a business address of 1418 So. 5th Street, Tacoma, Washington 98405.

         Each of the Reporting Persons is a citizen of the United States. No events have occurred with respect to any of the Reporting Persons which would be required to be reported under the provisions of parts (d) or (e) of this Item 2.


ITEM 3. SOURCE AND AMOUNT OF FUNDS

         Each of the Reporting Persons used personal funds to purchase the Common Stock of the Issuer, except that Common Stock reported to be owned by Mr. Lawrence E. Golub hereunder were purchased by an individual retirement account of which Mr. Golub is the beneficiary and were purchased with assets of such retirement





CUSIP NO.      849416-20-1                                 PAGE    7    OF    13
          ---------------------                                 -------    -----


account. As a result of business relationships between Messrs. Guss and Fleischer which are unrelated to the Issuer, Mr. Guss temporarily provided to Mr. Fleischer the funds used to purchase the Common Stock reported herein. No interest or other charges were due or paid upon repayment of such funds. The amount of funds used by each of the Reporting Persons to purchase Common Stock, (or Warrants to purchase Common Stock in the case of Mr. Golub) was as follows:
Lawrence E. Golub ($149,475 to purchase 46,667 Warrants); Joseph F. Mazzella ($23,650); Michael P. Fleischer ($89,200); Jonathan G. Guss ($89,200).

ITEM 4. PURPOSE OF THE TRANSACTION

         The Reporting Persons each have agreed with Bedford Falls Investors, L.P., a Delaware limited partnership ("Bedford LP"), the beneficial owner of 590,836 shares (9.4%) of Common Stock, to serve as nominees for election as directors of the Issuer with the intent of causing the Issuer to take steps to maximize shareholder value. On July 11, 1996, Bedford LP nominated the Reporting Persons to be directors of the Issuer and also nominated Jeffrey E. Schwarz, an officer and controlling stockholder of an entity which indirectly manages the investments of Bedford LP, and Robert F. Lietzow, Jr., an employee of such entity (the Reporting Persons and Messrs. Schwarz and Lietzow sometimes referred to herein as "Nominees"). Bedford LP and Messrs. Schwarz and Lietzow are reporting persons on a Schedule 13D originally dated November 30, 1995, and amended as of May 15, 1996 and July 12, 1996.

         The Reporting Persons may be deemed to have formed a group, within the meaning of Section 13(d) under the Securities Exchange Act of 1934, and the rules thereunder, for the purpose of changing control of the Issuer by replacing a majority of the Issuer's Board of Directors and for the further purpose of causing the Issuer to more fully explore and consummate a sale or merger of the Issuer, or other extraordinary transaction, which may be determined to be in the interests of shareholders. Such transaction may include a sale of assets, a merger, a corporate reorganization or other transaction.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         An individual retirement account of which Mr. Lawrence E. Golub is beneficiary, is the owner of currently exercisable Warrants to purchase 46,667 shares of Common Stock.

         Michael P. Fleischer is the beneficial owner of 5,750 shares of Common Stock purchased on July 11, 1996, for a price of $15.50 per share.

         Jonathan G. Guss is the beneficial owner of 5,750 shares of Common Stock purchased on July 11, 1996, for a price of $15.50 per share.

         Joseph F. Mazzella is the beneficial owner of 1,500 shares of Common Stock purchased on July 11, 1996, for a price of $15.75 per share.

         Each of the Reporting Persons has sole voting and dispositive power over the Common Stock described above.

         Mr. Jeffrey Schwarz, as a result of the relationships described in Item 4 above, and as a result of being a control person of an entity which advises certain managed brokerage accounts, may be deemed the beneficial owner of an aggregate of 658,733 shares (10.45%) of Common Stock. Mr. Lietzow is the beneficial owner of Warrants to purchase 8,000 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership of Common Stock owned by each of the other Reporting Persons or Nominees, and of any other member of the group described herein.





CUSIP NO.      849416-20-1                                 PAGE    8    OF    13
          ---------------------                                 -------    -----


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The Reporting Persons, by virtue of their consent given to Bedford LP to be named as candidates for election to the Issuer's Board of Directors, and to act together to influence control over the Issuer, may be considered to have formed a "group" for purposes of Section 13(d) under the Securities and Exchange Act of 1934, and the rules thereunder. The existence of a group for any purpose, other than the purposes set forth herein, is disclaimed by the Reporting Persons. In addition, though no written agreement exists, it is the understanding among the Nominees and Bedford LP that each will vote shares beneficially owned by them in support of each and all of the Nominees.

         Bedford LP has agreed to indemnify each of the Nominees against all expenses, costs and other liabilities which may arise as a result of their serving as candidates for election as Directors of the Issuer. No other arrangements regarding guarantees of profits, options or similar understandings have been entered into or exist.







CUSIP NO.      849416-20-1                                 PAGE    9    OF    13
          ---------------                                       -------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                               /s/ Lawrence E. Golub
                                               ---------------------------------
                                               Lawrence E. Golub, Individually






July 19, 1996








Each of the Reporting Persons is certifying as true, complete and correct only such information as is set forth herein as is applicable to such Reporting Person.







CUSIP NO.      849416-20-1                                PAGE    10    OF    13
          ---------------------                                --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                             /s/ Michael P. Fleischer
                                             -----------------------------------
                                             Michael P. Fleischer, Individually






July 19, 1996





Each of the Reporting Persons is certifying as true, complete and correct only such information as is set forth herein as is applicable to such Reporting Person.







CUSIP NO.      849416-20-1                                PAGE    11    OF    13
          ---------------------                                --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                                 /s/ Jonathan G. Guss
                                                 -------------------------------
                                                 Jonathan G. Guss, Individually








July 19, 1996






Each of the Reporting Persons is certifying as true, complete and correct only such information as is set forth herein as is applicable to such Reporting Person.





CUSIP NO.      849416-20-1                                PAGE    12    OF    13
          ---------------------                                --------    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                               /s/ Joseph F. Mazzella
                                               ---------------------------------
                                               Joseph F. Mazzella, Individually



July 19, 1996



Each of the Reporting Persons is certifying as true, complete and correct only such information as is set forth herein as is applicable to such Reporting Person.






CUSIP NO.      849416-20-1                                PAGE    13    OF    13
          ---------------------                                --------    -----



                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                           SPRECKELS INDUSTRIES, INC.
                      CLASS A COMMON STOCK, PAR VALUE $0.01


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement of this 19th day of July, 1996.


/s/ Lawrence E. Golub                         /s/ Michael P. Fleischer
- --------------------------------              ----------------------------------
Lawrence E. Golub, Individually               Michael P. Fleischer, Individually


/s/ Jonathan G. Guss                          /s/ Joseph F. Mazzella
- --------------------------------              ----------------------------------
Jonathan G. Guss, Individually                Joseph F. Mazzella, Individually